

September 24, 2012

Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporatiom.
Floor 10, Ruida Plaza
No. 74 Lugu Road, Shi Jingshan District
Beijing, China 100040

> **Re:** **Telestone Technologies Corporation**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 001-32503**

Dear Mr. Daqing:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 10

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC.  The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors.  Therefore, please state this fact under a separate risk factor heading.  Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Financial Statements

Revenue recognition, page F-8

2. We note from the last paragraph of page F-26 that as a matter of general practice you do not bill, invoice that is, your consumers until after you receive payment from them for services and goods provided.  In this regard, explain to us how and when you determine that collectability is reasonably assured during the course of the business cycle for your completed contract revenues in accordance with your US GAAP revenue recognition policies.

3. We note your disclosure in the fourth paragraph of page 34 stating that "implementation of most of our projects are integrated and project payment is determined by achieving certain milestones in the engineering stage". However, in your revenue recognition policy on page F-8 you disclose that you use the completed contract method because the contract is completed within a short period of time. In this regard, please provide us with a detailed explanation of the nature of the contracts and your basis in GAAP for the timing of your revenue recognition.

5. Accounts Receivable, Page F-15

4. We note that your accounts receivable turnover period of 1232 days for the three months ended June 30, 2012 has lengthened considerably from your accounts receivable turnover period of 690 days for the year ended December 31, 2011.  We also note in the fourth paragraph of page 34, your disclosure stating that once a contract is signed, you receive 60-70% of your receivables within 4 to 9 months and another 20-30% in 9 to 12 months.  In this regard, clarify for us in detail why you have such a significant account receivable balance. Also, give us an analysis for each annual and interim reporting period in your most recent Forms 10-K and 10-Q reconciling the movement in your trade accounts receivable.  In this regard tell us the amounts of credit sales, collections and other charges made to your accounts receivable during those reporting periods.  Quantify the impact of your "WFDS" sales and collections on the movement in your accounts receivables during this time table.

5. We note from your letter to the Staff dated October 17, 2008 that your collections of account receivables were delayed due to the restructuring of the Chinese telecom industry.  We note that the industry restructuring was then expected to be completed in the middle of 2009.  Tell us the impact that the completion of this industry restructuring had on your operations and on your trade accounts receivables collections and whether and how that impact continues.

6. We note your disclosure on page F-15 of the non-current portion of trade accounts receivables retainage. In light of the fact that accounts receivable turnover period has

exceed 365 days for all reporting periods presented, please explain for us why your non-retention completed contract trade receivables are classified as current assets.

7.  Further, because as a matter of general practice you do not invoice your consumers until after you receive payment from them for services and goods rendered to them it appears as though you recognized revenues for unbilled goods and services. Please advise and reclassify unbilled trade receivables in your balance sheet or in a note to the financial statements for all periods presented in accordance with Rule 5-02.3(c) of Regulation S-X.

11. Income Taxes, page F-20

8.  Please revise to include the disclosures required by ASC 740-10-50. In particular, address the deferred tax assets and liabilities arising from your PRC subsidiaries' use of an "invoice basis" for PRC tax purposes as disclosed in the last paragraph of age F-26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director